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                                                            EXHIBIT 7.8

AGREEMENT DATED OCTOBER 3, 1995, BETWEEN SPINNAKER INDUSTRIES, INC., A DELAWARE CORPORATION ("SPINNAKER"), AND LYNCH CORPORATION, AN INDIANA CORPORATION ("LYNCH").

     WHEREAS Spinnaker requires loans from ALCO Standard Corporation ("ALCO") aggregating approximately $25,000,000 (the Loans"), in order to close the acquisition of its Central Products business; and


     WHEREAS ALCO is only willing to make the Loans if (i) Spinnaker agrees to repurchase the Loans from ALCO if ALCO, upon at least 15 days prior notice, exercises on or shortly after January 1, 1996, its right to put the Loans to Spinnaker (the "Put"), which Put would be payable on or shortly after January 31, 1996, (ii) if Lynch agrees to provide funds for Spinnaker to pay for the Put and (iii) Lynch agrees to guarantee the Loans, which guarantees will terminate if ALCO does not exercise the Put on or shortly after January 1, 1996.

     NOW, THEREFORE, in consideration of the mutual promises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and to induce Lynch to agree (i) to provide funds on or shortly after January 31, 1996, for Spinnaker to pay for the Put and (ii) to guarantee the Loans, which guarantees will terminate if ALCO does not exercise the Put on or shortly after January 1, 1996, the parties agree as follows:

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     1.   As compensation for Lynch agreeing to guarantee the Loans, Spinnaker will pay Lynch a fee of 1/2 of 1% per month of the principal amount to be guaranteed, commencing October 3, 1995, and with a minimum payment of $150,000.


     2. The Lynch loan to Spinnaker, if made, shall be represented by a demand note with interest of 1 1/3 % per month for the first month (with a minimum payment of $375,000), 2% per month for the second month and 2 1/2% per month thereafter. The Lynch guarantees and loan to Spinnaker (including the demand note) will be secured by (i) second security interests in the stock of Brown-Bridge Industries, Inc. ("B-B"), and Central Products Acquisition Corp. ("CPC"), owned by Spinnaker (to the extent permitted by the holders of the first security interests) and (ii) first liens on any indebtedness of B-B (or its subsidiaries) and CPC (or its subsidiaries) to Spinnaker or its other subsidiaries. Spinnaker will provide Lynch with prompt notice of the 15 days prior notice of exercise received by Spinnaker from ALCO (or its assignee) and all other related notices received by Spinnaker. Spinnaker has represented to Lynch that the holder of the first security interest on the B-B stock has signed off orally that it would consent to the granting of a second security interest to Lynch, and Lynch has relied on that representation. Spinnaker will use its best efforts to obtain the consent of the holder of the first security interest on the CPC stock. If notwithstanding its best efforts Spinnaker cannot obtain the necessary consents to the second liens on B-B and/or CPC stock, or the terms of the second liens are not

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reasonably satisfactory to Lynch, Spinnaker will, so long as Lynch is committed to loan funds to Spinnaker or the demand note has not been paid in full, (i) not give a security interest therein to any other person, (ii) give Lynch the right on behalf of Spinnaker to refinance on such terms as may be required the debt of the holder of the first security interest in order to have Spinnaker pay it off,
(iii) give Lynch's conditional (a) second security interest in the stock in the event the holder of the first security interest subsequently permits it and (b) first security interest in the stock in the event the holder of the first security interest is paid off, (iv) give Lynch a power of attorney to instruct the holder of the first security interest to deliver the stock as collateral to Lynch in the event such holder is paid off and (v) give Lynch such other collateral, security, and support as Lynch may deem reasonably appropriate in order to borrow the funds necessary to make the loan to Spinnaker or to get another person to fund Spinnaker's obligation to honor the Put. Spinnaker further represents to Lynch that the Heller Finance loan may be prepaid at any time without penalty. Lynch shall have the right to assign the demand note, the security interest and/or the related rights set forth in this Section 2.


     3. To further document the parties' agreement, appropriate documents reflecting the above, including without limitation, (i) an agreement by Lynch to loan funds to Spinnaker, (ii) the demand promissory note, and (iii) any security agreements and related agreements and documents, shall be prepared and executed as soon as

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possible; provided, however, that notwithstanding the fact that such agreements have not been executed, Section 1 and 2 (and all other provisions of this Agreement) are binding upon execution of this document.


     4. Spinnaker shall pay all of Lynch's reasonable out-of-pocket expenses, including without limitation reasonable attorneys fees and any fees and expenses paid by Lynch to obtain commitments for the funds necessary to loan to Spinnaker whether or not such commitments are used by Lynch or Spinnaker.


     5. This Agreement shall be governed by the internal law of the State of Delaware.
     IN WITNESS WHEREOF, the parites have executed this Agreement as of the date first above written.

SPINNAKER INDUSTRIES, INC.                        LYNCH CORPORATION


By:  /s/ Richard J. Boyle                         By: /s/ Robert E. Dolan
     ----------------------                           -----------------------
     Richard J. Boyle                                 Chief Financial Officer
     Chairman